UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SCOR HOLDING (SWITZERLAND) AG
(formerly know as Converium Holding AG)
(Name of Issuer)

Registered Shares
(Title of Class of Securities)

7248256
(Cusip Number)

François de Varenne
Chief Operating Officer
SCOR SE
1, avenue du Général de Gaulle
92 074 Paris – La Défense Cedex
France
Tel. No.: + 33 1 46 98 00 00
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,079,364
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,079,364
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,079,364
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.54%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC; CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR Global P&C SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,400,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,800,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 8 amends and supplements the Statement on Schedule 13D filed with the Commission on February 20, 2007, as amended on February 26, 2007, April 27, 2007, May 11, 2007, July 10, 2007, July 13, 2007, July 27, 2007 and August 2, 2007 (the “Schedule 13D”), by SCOR SE, a societas europaea organized under the laws of the Republic of France (“SCOR”), SCOR Global P&C SE, a societas europaea organized under the laws of the Republic of France and a wholly-owned subsidiary of SCOR (“SCOR Global P&C”), and IRP Holdings Limited, a single member private company limited by shares organized under the laws of the Republic of Ireland and a wholly-owned subsidiary of SCOR (“IRP” and, together with SCOR and SCOR Global P&C, the “Reporting Persons”), with respect to the registered shares, par value CHF 5 per share (the “Shares”), of SCOR Holding (Switzerland) AG (formerly know as Converium Holding AG), a corporation organized under the laws of Switzerland (the “Issuer”). The principal executive offices of the Issuer are located at General Guisan-Quai 26, CH-8002, Zurich, Switzerland. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

SCOR purchased the 1,789,661 Shares in a series of open market transactions  and in one off-exchange trade (i.e., outside of the normal order book, but reported to the exchange) using SCOR’s internal funds.  SCOR paid a total of approximately $30.06 million (CHF 35.67 million) to acquire such Shares.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)           Since the expiration of the Offer, SCOR purchased 1,789,661 Shares in a series of open market transactions and in one off-exchange trade (i.e., outside of the normal order book, but reported to the exchange).  Added to the 48,320,350 Shares owned by the Reporting Persons prior to the Offer and the 92,969,353 Shares tendered into the Offer, the Reporting Persons own an aggregate of 143,079,364 Shares constituting approximately 97.54% of the outstanding Shares.

(c)           Schedule A annexed hereto lists all transactions in the Shares made by the Reporting Persons since the filing of Amendment No. 7 to the Schedule 13D on August 2, 2007.  All of such transactions were effected in the open market and in one off-exchange trade.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2007

SCOR SE

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman and Chief Executive Officer

SCOR Global P&C SE

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman

IRP Holdings Limited

By:	/s/ Patrick Thourot
Name: Patrick Thourot
Title: Chairman

SCHEDULE A

SCOR SE TRANSACTIONS IN THE SHARES SINCE AUGUST 2, 2007

Date of Purchase	Aggregate Number of Shares Purchased (1)	Average Price Per Share (CHF)
16.8.07	100,000	18.8942
17.8.07	27,296	18.9225
20.8.07	29,251	19.2753
21.8.07	304,032	19.4139
22.8.07	13,412	19.5
23.8.07	530,000	19.99776
24.8.07	47,344	19.5
27.8.07	204,000	20.2973
28.8.07	641	19.75
29.8.07	2,943	19.75
30.8.07	42,075	20.25865
31.8.07	54,918	20.44072
3.9.07	12,704	20.5
5.9.07	22,796	20.46023
6.9.07	1,565	20.5
7.9.07	36,232	20.36707
10.9.07	32,325	20.42919
11.9.07	18,552	20.44046
12.9.07	280,803 (off-exchange trade)	20.30
12.9.07	4,326	20.387
13.9.07	24,446	20.45941

(1) Unless otherwise indicated, all transactions were open-market transactions.